CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

November 22, 2011

Via EDGAR

Attn: Ms. Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:
China Yida Holding, Co.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
and Documents Incorporated by Reference
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed August 9, 2011
File No. 001-34567

Dear Ms. Krebs,

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated September 22, 2011 regarding the above referenced filings (the “Comment Letter”). As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by our responses:

Form 10-K for the fiscal year ended December 31, 2010

General

1.
We note your responses to comments 50 - 60. Please provide us with the proposed revised disclosure referenced in your responses. Please note that any revisions to this information would be disclosed in an amendment to your 2010 Form 10-K.

ANSWER:	We have included the responses to comments 50-60 in Part III of the amended 2010 Form 10-K, attached hereto.

2.	We note that your proposed disclosure omits the U.S. dollar amounts in several instances, including on pages five and 20. Please provide these amounts in your revised filing.

ANSWER:	We have revised the disclosure to include the U.S. dollar amounts in the amended 10-K.

3.
In response to comment one from our letter dated August 2, 2011, you state that you have revised the corporate organizational chart to include the shortened versions of the companies' names. It does not appear that you have done so. Please revise the corporate organizational chart on page three to provide the shortened versions of all of the companies' names. In addition, please identify each company that is a wholly foreign owned entity (WFOE) and each company that has no operations.

ANSWER:
We have revised our corporate organization chart on page 3 to include the shortened versions of the companies’ names. We have also identified that each of Yida (Fujian) Tourism Group Ltd. (“Fujian Yida”), Fujian Yida Tulou Tourism Development Co., Ltd. (“Tulou”) and Fujian Jintai Tourism Development Co., Ltd. (“Fujian Jintai Tourism”) is a wholly foreign owned enterprise in China. Additionally, each of Fujian Jiaoguang Media Co., Ltd. (“Fujian Jiaoguang”) and Yongtai Yunding Resort Management Co., Ltd. (“Yunding Resort Management”) has no material business operations.

4.
You disclose in the second paragraph under “Fujian Yida” on page two that Yongtai Yunding Resort Management Co., Ltd. currently has no material business operations and that you intend to develop this entity to primarily focus on the operations of Yunding Park. Please explain why this entity has no material operations when you disclose on page five that you have already invested approximately $65 million in Yunding Park and announced the grand opening of Yunding Park in September 2010. Disclose which entity is responsible for the development and operations of Yunding Park.

ANSWER:
Yida (Fujian) Tourism Group Ltd. (“Fujian Yida”) is currently responsible for the development and operations of Yuding Park. We are still in construction of the second phase of Yunding Park. Once the second phase development is completed, Yunding Resort Management will be responsible for the management services of Yunding Park. We have revised the disclosure on page 2 and 5 to reflect the above.

5.
We note your response to comment 21 from our letter dated August 2, 2011 and your disclosure regarding environmental regulations. Please further revise your disclosure to discuss all other material regulations that apply to your company and your PRC subsidiaries and VIE, including the regulations applicable to foreign invested enterprises and wholly foreign owned enterprises. Your disclosure should address regulations specific to your business segments in the PRC, including but not limited to the PRC Advertisement Law, the Administrative Measures on Foreign-Invested Advertising Enterprises, and the PRC advertising laws and regulations with respect to the content of advertisements in China (including those restricting false or misleading content). Disclose how the regulations impact how you conduct your business and indicate whether you are in compliance with each regulation. Disclose all instances where you are not in compliance and discuss the fines or other penalties to which you may be subject.

ANSWER:	We have added a subsection on page 9 under Item 1 as “Regulations” to discuss the regulations specific to our business segments.

Our Variable Interest Entity Agreements, page 4

6.
We note your responses to comments four and five from our letter dated August 2, 2011 and your disclosure that you have transferred all the assets from Fujian Jiaoguang to a wholly owned subsidiary, as well as your disclosure on page 11 that you have "effectively" removed all operations and revenues out of Fujian Jiaoguang in the past two years.

•	Disclose when you transferred these assets and operations and describe the transaction(s) in which such transfer occurred.
•	Address how this new ownership structure complies with Chinese regulations that prohibit foreign entities from directly owning certain types of businesses, such as the media industry.
•
Revise your disclosure to include the information you reference in your response to comment five regarding the PRC Property Rights Law. Disclose whether the pledge agreement would be enforceable under PRC laws or in PRC courts if it is not registered.

ANSWER:
(1) The assets and operations of Fujian Jiaoguang were transferred to Fuyu on July 31, 2007 pursuant to an agreement by and among Fujian Jiaoguang, Fuyu and Fujian Xinhengji Advitisement Co., Ltd.

(2) Please see our response to Comment No. 11 with respect to compliance with Chinese regulations that prohibit foreign entities from directly owning certain types of businesses, such as the media industry.

(3) We have revised our disclosure on page 4 to include the information regarding the PRC Property Law. We have also concluded that the pledge agreement is enforceable under the PRC laws.

FETV, page 4

7.
We note your response to comment eight from our letter dated August 2, 2011. Please provide support for your statement that "it is relatively common for families living in Fujian province...to own at least 1 television set."

ANSWER:
We have provided supporting source for our statement that "it is relatively common for families living in Fujian province...to own at least 1 television set." See link to http://www.fujian.gov.cn/bmdd/shsh/rmsh/.

8.	We note your response to comment nine from our letter dated August 2, 2011. Please revise your disclosure here as well as on page 13 to provide the material terms of your performance review.

ANSWER:	We have revised our disclosure on page 13 to include the material terms of the performance review.

9.	Please disclose the hours that FETV broadcasts in a 24-hour period.

ANSWER:	We have revised the disclosure on page 4 to disclose that FETV broadcasts full 24 hours.

10.
We note your response to comment 10 from our letter dated August 2, 2011 and your statement that you have been able to sell all of the advertising that you "are permitted to sell pursuant to PRC laws and regulations." Please explain and quantify those amounts. For example, disclose the number of minutes of advertising that you are permitted to sell in each 24-hour period. Also disclose the amount of advertising that you have devoted to your own tourist attractions. For each of the last two fiscal years, disclose the amount of advertising available on FETV, the amount sold, and the amount consisting of your own advertisements. Disclose whether any advertising customers accounted for more than ten percent of your revenues and, if so, identify the customer. Revise your disclosure to explain the relevant PRC laws and regulations that restrict your ability to sell advertising and how they specifically apply to your operations.

ANSWER:	We deleted the statement that “We have been able to sell all the advertising that we are permitted to sell pursuant to PRC laws and regulations.”

According to Administrative Measures for the Broadcasting of Radio and TV Advertisements issued by State Administration of Radio, Film and Television on September 8, 2009, the length of time for broadcasting commercial advertisements within one hour for each program of a broadcasting institution shall be no more than 12 minutes, of which total length of time for broadcasting commercial advertisements shall be no more than 18 minutes per hour between 19:00 and 21:00.

FETV is broadcasting 24 hours per day. The maximum advertising minutes is about 20% of daily broadcasting hours. We do not devote any advertising minutes to our own tourist attractions and only introduce our tourist attractions within the TV program. In 2009 and 2010, the maximum amount of advertisements on FETV is about 4.8 hours per day. We sold an aggregate of 770 hours of advertising in 2009 and 790 hours in 2010. We do not have any advertising customers accounted for more than 10% of our revenues.

As to the relevant PRC laws and regulations that restrict our ability to sell advertising and their effects to our operations, we have added a subsection on page 9 under Item 1 as “Regulations” to discuss the regulations specific to our business segments.

11.
We note your response to comment 10 from our letter dated August 2, 2011. Please explain your statement that "neither Circular 75 nor Circular 10 cover the issue regarding the daily business operation of Fuyu."

ANSWER:	Neither Circular 75 nor Circular 10 includes any provision regarding whether Fuyu’s current business is allowed or prohibited under laws of China.

According to the business license of Fuyu, Fuyu’s permitted businesses include the following: to design, production, distribution and agency of all kinds of domestic advertisement.

As to the relevant PRC laws and regulations that restrict our ability to sell advertising and their effects to our operations, we have added a subsection on page 9 under Item 1 as “Regulations” to discuss the regulations specific to our business segments.

i.	news organizations,
ii.	publication, general distribution and import of books, newspapers and periodicals, publication, production and import of audio and video products and electronic publications;
iii.	radio stations, television stations, radio and television channels (frequencies), radio and television transmission coverage network at all levels;
iv.	companies engages in the operation of radio or television programs;
v.	film production companies, distribution companies and cinema chain companies;
vi.	news websites, network audio and video programme services, venues providing internet access services internet cultural operations; and
vii.	video screening companies.

Fuyu is not engaged in any of the above media business, and the direct ownership structure, therefore, is not prohibited under the current PRC laws and regulations.

12.
We note your response to comment 18 from our letter dated August 2, 2011. Please explain how this arrangement does not contravene PRC prohibitions on foreign entities directly owning businesses in the media industry, including PRC laws and regulations which require foreign investors to have three years of prior experience operating an advertising business outside of the PRC as their primary business before they may obtain approval to directly own a 100% interest in an advertising company in the PRC.

ANSWER:
If a foreign investor incorporates a foreign owned enterprise in China with the business scope of advertisement, then such foreign investor will be required to have three years of prior experience operating an advertising business outside of the PRC as their primary business. Fuyu, however, is not a foreign investment enterprise which is incorporated by a foreign investor directly. Because Fuyu is a Chinese domestic company and was acquired by Yida (Fujian) Tourism Group Ltd., a wholly foreign owned enterprise in China, such arrangement does not contravene PRC prohibitions as stated in this comment raised by the Staff.

13.
Please disclose whether the appropriate entities such as Fuzhou Fuyu Advertising Co., Ltd. have obtained a business license from the SAIC or its local counterparts for your advertising activities or explain why such license is not necessary for your business.

ANSWER:	We have revised our disclosure on page 4 to disclose that Fuyu has obtained business license from the SAIC and is able to conduct its business according to its business license.

Tourism, page 5

14.
Please disclose whether your contractual arrangements with respect to Yunding Park, Hua'an Tulou Cluster, Ming Dynasty, Yang-sheng Paradise or The City of Caves have any revenue sharing provisions or other restrictions on the revenue you will receive from such venues. Disclose the specific terms and conditions of each agreement relating to each tourist attraction.

ANSWER:
We have revised the disclosure on page 5 and 6 to disclose the specific terms and conditions of revenue sharing provisions or other restrictions on the revenue with respect to Yunding Park, Hua'an Tulou Cluster, Ming Dynasty, Yang-sheng Paradise and The City of Caves.

15.
On page five, you disclose how you expect to generate revenues from Yunding Park and the Hua'an Tulou Cluster. Please clarify whether you are currently generating revenues from these tourist sites and, if so, from what. In this regard, we note your disclosure on page five that you announced the grand opening of Yunding Park to the public in September 2010 and that the Hua'an Tulou Cluster was closed during construction and re-opened to the public before the fourth quarter of 2009.

ANSWER:
Both Yunding Park and Hua’an Tulou Cluster are generating revenues from the tourist sites. Yunding Park generates revenues from entrance fee, cable car, tour shuttle bus and restaurant. Hua’an Tulou generates revenues from entrance fee and restaurant.

Ming Dynasty Entertainment World, page 5

16.
Please disclose the amounts of registered capital contributed in 2010 by the company and Anhui Xingguang Investment Group Ltd. to the new project company that will develop and fund the Ming Dynasty Entertainment World. Also disclose the amount of funding provided by each entity in 2010 for the first phase of construction. Lastly, disclose how profits and losses will be distributed between the company and Anhui Xingguang Investment Group Ltd.

ANSWER:
We have revised our disclosure to provide that the registered capital contributed in 2010 was a total of 100 million RMB. In 2010, we did not start the first phase of construction. Anhui Xingguang is responsible for 40% of profits and losses while the company is responsible for 60% of profits and losses.

Industry and Competitive Factors, page 9

17.	We note your response to comment 19 from our letter dated August 2, 2011. Please revise your disclosure to identify your primary competitors.

ANSWER:	We have revised our disclosure on page 9 to identify our primary competitors.

Risk Factors, page 10

“We may be unable to continue our land use rights....” page 11

18.
We note your response to comment 23 from our letter dated August 2, 2011 and your risk factor regarding termination provisions in your land use agreements. As previously requested, please include a risk factor regarding any termination provisions in your tourism development and revenue sharing agreements.

ANSWER:	We have revised our disclosure on page 11 to include a risk factor regarding the termination provisions in our tourism development and revenue sharing agreements.

19.
We note your disclosure you have purchased the land-use rights from the PRC government with respect to three of your destinations as well as your statement that you have contracted with local governments for the land use rights for the property where each tourist destination is located.

•	Please disclose the terms of the land use rights you have obtained from the PRC government.
•
Disclose whether you intend to or are required to purchase land-use rights from the PRC government with respect to the locations in which you currently have contracted with local governments for the rights to such properties.

•	Disclose the terms of the land-use rights you have negotiated with local governments.
•	File any agreements regarding your land use rights as exhibits.

ANSWER:	We have revised the risk factor on page 11 to disclose the required items.

“A Failure to Expand Our Media Operations....” page 11

20.	To provide context to the risk, please disclose the percentage of your advertising revenues attributable to the types of ads recently banned by the local government and domestic media authorities.

ANSWER:
We have revised the disclosure to provide the percentage of our advertising revenues attributable to the types of ads recently banned by the local government and domestic media authorities. The percentage is approximately 30%.

“We May Never Pay Any Dividends to Shareholders.” page 12

21.
We note your response to comment 26 from our letter dated August 2, 2011. As previously requested, please expand the heading of this risk factor to highlight the risk that the company is a holding company that is dependent on receiving dividends or other distributions from its operating subsidiaries and VIE, all of which are located in the PRC.

ANSWER:
We have revised to expand the head of this risk factor to highlight the risk that the company is a holding company that is dependent on receiving dividends or other distributions from its operating subsidiaries and VIE, all of which are located in the PRC.

“If We Fail to Maintain an Effective System of Internal Control Over Financial Reporting....” page 12

22.	We note your response to comment 29 from our letter dated August 2, 2011. Please expand your disclosure to clarify how you have "rectified" your lack of internal controls.

ANSWER:	We have revised the disclosure on page 12 to expand the discussion on how we rectified the lack of internal controls issue.

“Any Failure of Our Variable Interest Entity or Its Shareholders....” page 13

23.
We note your response to comment 31 from our letter dated August 2, 2011. Please explain why a failure of the contractual arrangements with respect to Fujian Jiaoguang Media would cause a material adverse effect on your business if all of its operations have been transferred to a wholly owned subsidiary and you no longer derive any revenue from the entity.

ANSWER:
At the time of execution of contractual arrangements, Fujian Jiaoguang was the crucial entity for the Company’s advertising related business. Since major operation of Fujian Jiaoguang Media has been transferred into Fuzhou Fuyu Advertising Co., Ltd., the effect for termination of contractual arrangement will not cause a material adverse effect to our business. We have revised our disclosure in this risk factor accordingly.

“Exchange Controls That Exist in the PRC May Limit Our Ability To Utilize Our Cash Flow Effectively.” page 15

24.
We note your response to comment 36 from our letter dated August 2, 2011. Please revise your disclosure to clarify, if true, that the applicable government authority has approved the business scope of tourism destinations for Fujian Jintai.

ANSWER:	We revised our disclosure to clarify that we have obtained the necessary approval from the applicable government authority for our business scope of the tourist destination for Fujian Jintai.

“Requirement of Statutory Reserve of Certain Amount of Our Net Income....” page 16

25.
We note your response to comment 24 from our letter dated August 2, 2011. Please revise your disclosure, if applicable, to address the capital contributions that have been made to date by any of your subsidiaries that have been formed since December 31, 2010.

ANSWER:
We have revised the disclosure to include Fujian Yida Travel Service Co., Ltd. which was incorporated on June 24, 2011. A capital contribution of 10 million RMB was made for Fujian Yida Travel Service Co., Ltd.

“PRC Regulations Relating To the Establishment of Offshore Special Purpose Companies by PRC Residents...” page 16

26.
We note your response to comment 37 from our letter dated August 2, 2011 and your assertion that your PRC resident shareholders are not required to make the SAFE Circular 75 registrations in part because they incorporated Hong Kong Yi Tat in 2001. However, you also state on page 16 that the SAFE notice required PRC residents that were shareholders of offshore special purchase companies established before November 1, 2005 to register with the local SAFE branch before March 2006. Please clarify. In addition, please explain your reference to the lack of "round trip" investment in this risk factor.

ANSWER:
SAFE Circular 75 was effective on November 1, 2005 and it only requires the PRC citizens to complete registration for the offshore entity with equity financing (including convertible loan financing) and/or to conduct roundtrip investment in China. Hong Kong Yi Tat was incorporated in 2001, before the effectiveness of Circular 75. It was established without equity financing or roundtrip investment. Under such circumstances, SAFE Circular 75 is not applicable.

Properties, page 20

27.
We note your response to our comment 39 from our letter dated August 2, 2011 and your statement that you expect the land to cost between RMB 20,000 and 600,000 per Mu. Please also provide the anticipated cost per acre. In addition, disclose when you anticipate obtaining land use rights for the additional 1,236 acres referenced in this section.

ANSWER:
We have revised our disclosure on page 20 to provide the anticipated cost per acre. We have already prepared and submitted the documents to local government and land authority, however, the processing time is uncertain. We will update the disclosure if the land use rights are approved or if we have any other related information.

28.
We note that you have not yet obtained the land use rights with respect to most of your tourist destinations. Please disclose how you are able to proceed with your construction and improvements on the properties when you do not yet have these rights.

ANSWER:
We do not need to obtain the land use rights to manage the Golden Lake and Tulou, Yunding Park. As to Yang-sheng Paradise and the City of Caves, we started the road construction toward the tourists sites, but have not started the site construction. As to Ming Dynasty, we only finished the design and plan of the site and have not started the site construction.

29.
We note your disclosure on page 11 that you have contracted with local governments for the land-use rights for the property where each tourist destination is located. Please revise your disclosure in this section to include the terms of these agreements.

ANSWER:
As responded with respect to Comment No. 27, we have not contracted with local governments for the land-use right. We are still in administrative process of obtaining land use rights. We will disclose the material terms when we complete the transaction.

30.
We note your response to comment 40 from our letter dated August 2, 2011 that you are not able to own land in the PRC. However, we also note your statement that through agreements you "are entitled to obtain ownership of approximately 790 acres" for your destinations. Please revise or advise.

ANSWER:
In PRC, it is impossible to obtain ownership of the land by the Company. It is, however, lawful for the Company to obtain land use rights of the land. With the land use right, the Company may utilize the land for certain purpose. Therefore, we have revised our disclosure to state that we are entitled to land-use rights of approximately 790 acres.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 22

31.
We note your response to comment 41 from our letter dated August 2, 2011 as well as your expectation that your tourism business will be the primary source of revenue over the next few years. Please expand your disclosure to address the fact that your advertising business has been your primary source of revenue for the last two years and clarify whether your expectation is that revenue from advertising will decrease or revenue from tourism will increase relative to advertising revenue.

ANSWER:
We have expanded our disclosure on page 22 to explain the fact that advertising business has been our primary source of revenue for the last two year because the tourism business has experienced the serious flooding and weather and the ads restriction has not executed by the local government. The revenue from advertising will decreases because of the new restriction on the advertisement and we expect that the revenue from tourism will increase depending on the recovery of Great Golden Lake.

32.
We note your response to comment 42 from our letter dated August 2, 2011. As previously requested, please revise your disclosure to address how you are able to obtain and maintain the high gross profit margins in each segment.

ANSWER:	We have revised the disclosure on page 22 to address how the company will be able to maintain high gross margins in both advertisement segment and tourism segment.

33.
We note your response to comment 14 from our letter dated August 2, 2011. Please revise your disclosure to address the impact that the decreasing revenue share you will receive from the Great Golden Lake attraction will have on your future revenue.

ANSWER:	We have revised the disclosure to address the impact that the decreasing revenue share we will receive from the Great Golden Late will have on our future revenue.

34.
In your discussion of net revenues, please discuss and quantify the amounts attributable to each tourist destination. Also disclose the primary sources of the revenues (e.g., entrance fees, entertainment activities, etc.).

ANSWER:	We have revised our disclosure on page 24 to quantify the amounts of net revenues attributable to each tourist destination and the primary sources of the revenues.

Liquidity and Capital Resources, page 25

35.
We note your response to comment 44 from our letter dated August 2, 2011. Please explain the basis for your statement on page 26 that you do not believe PRC rules and regulations have any restriction or limitation related to your ability to fund your operations in light of your risk factor disclosure on pages 14-16 regarding PRC restrictions and regulations impacting your ability to inject capital into your PRC subsidiaries, among other issues.

ANSWER:
We recognize that there are certain PRC rules and regulations that may restrict businesses and impact their ability to fund operations and grow. We have removed the statement that “we do not believe that PRC rules and regulations will have a direct impact on our ability to fund our operations”.

Item 9. Changes In and Disagreements With Accountants On Accounting and Financial Disclosure, page 32

36.
We note your response to comments 47 and 48 in our letter dated August 2, 2011. With regard to SEC Audit Prep, please separately describe in greater detail the external trainings the senior manager, review manager and partner have had on U.S. GAAP and SEC rules and regulations, including the specific training they receive annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training. Also, tell us whether the U.S. private and listed companies are domiciled in the U.S.

ANSWER:
The US GAAP consulting firm’s name is Audit Prep Ltd., not SEC Audit Prep. The Partner, senior managers, and all staff of Audit Prep Ltd. receive internal and external US GAAP training and updates on SEC rules and regulations annually. In 2010 and 2011, these external trainings included 3-full days of in person SEC and US GAAP Updates held by the partners of a top-tier PCAOB registered US Accounting firm. This seminar is held in Hong Kong each year. The firm also attends quarterly US GAAP updates and Webcasts held by BDO. The firm also hires highly qualified external US GAAP consultants from the US and Australia for consultation on all complex US GAAP issues. Audit Prep holds periodic internal training conducted by a US GAAP Consultant on U.S. GAAP and SEC rules and regulations updates. The firm subscribes to Accounting Research Manager and obtains updates from this on-line service for new accounting pronouncements. The managing Partner of the firm has over 17 years of audit experience and 8 years of US GAAP consulting experience and Sarbanes Oxley implementation and training. The senior review manager of the firm has 5 years of audit experience in US as a senior manager of Moss Adams LLP and she had obtained her CPA license from the US while working from Moss Adams and is a member of the AICPA. The manager in charge has over 10 years audit and consulting experience in HK and PRC and has been working for US public clients since 2002.  Both managers and all staff maintain their CPE credits annually.

All of the firm’s clients are listed in the US markets with their operating subsidiaries in China.

Item 9A. Controls and Procedures, page 32

37.	We note your response to comment 48 in our letter dated August 2, 2011 and have the following comments.

What is the background of the people involved in your financial reporting?

a.
With regard to your CFO, please describe in greater detail the external trainings he has had on U.S. GAAP and SEC rules and regulations including the specific training he receives annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training. Also, explain in detail how your CFO is able to review financial statements in accordance with U.S. GAAP and take the ultimate responsibilities related to financial reporting and the effectiveness of your internal control over financial reporting with his experience in investor relations management.

b.
With regard to your Financial Controller, please describe in greater detail the external trainings he has had on U.S. GAAP and SEC rules and regulations including the specific training he receives annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training. Also, explain in detail how your Financial Controller is able to review financial statements in accordance with U.S. GAAP with most of his experience being primarily obtained while preparing your financial statements or the financial statements of other registrants domiciled in the PRC.

ANSWER:
(a) Our CFO has notified us that effective as of December 31, 2011 he will resign as our CFO. We are in the process of interviewing new CFO candidates. In response to this commnet, however, Mr. Wung received his B.A. in Finance from California State University, Fullerton in 2000. He holds the Series 7 Certificate in General Securities Representative, and Series 63 Certificate in State Securities law. Mr. Wung has had limited formal training in U.S.GAAP and SEC rules and regulations.

(b) Our Financial Controller Mr. Lin has not received any specific training with respect to US. GAAP and SEC rules and regulations. However, we have hired professional audit consultant company Audit Prep to help us.

Exhibits

38.
We note your response to comment 49 from our letter dated August 2, 2011. It appears that you have not included your loan agreements in your exhibit index. Please revise. In addition, please either provide us with copies of all of the new exhibits or file the exhibits at the time of your next response. We may have further comments once we have reviewed the exhibits.

ANSWER:	We will provide the loan agreements and any further exhibits, including land-use rights and management rights agreements with the next round of comments.

Form 10-Q for the quarterly period ended June 30, 2011

Note 2.a. Basis of presentation, page 5

39.
We note your response to comment 61 in our letter dated August 2, 2011. As previously requested, if true, please disclose that all adjustments are of a normal recurring nature in future filings. Otherwise, disclose the nature and amount of any adjustments other than normal recurring adjustments.

ANSWER:	We have complied with this disclosure since June 30, 2011 quarterly reporting. We will continue to comply with this requirement in future filings.

Management's Discussion and Analysis, page 20

Results of Operations, page 19

40.
We note that you continue to experience decreased tourism revenue as a direct result of the flooding that occurred at the Great Golden Lake in the second half of 2010. Please discuss why you believe the flood continues to negatively impact your results of operations. In this regard, we note your disclosure in the draft amendment to the 2010 Form 10-K that “[i]t has taken a considerable amount of time for the natural beauty to be restored after the flood but we believe that the Great Golden Lake has recovered and visitors will return to the park.”

ANSWER:
The flood has seriously damaged Great Golden Lake’s tourism market; it takes time to bring the tourists number back to the previous level when Great Golden Lake is fully recovered. The road toward Shangqing River is responsible by the local government, and the completion time of the road is uncertain. The vegetation of Great Golden Lake needs time to growth and recover.

41.	Please clarify what you mean by your statement that the decrease in advertising revenue “was primarily due to the instability of the railway media broadcasts as compared to the same period in 2010.”

ANSWER:	Instability means that the program is broadcasting manually by the train attendant, we cannot monitor how he/she broadcasts the tape, or whether he/she has insert the program tape or not.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Minhua Chen
China Yida Holding, Inc.
Name: Minhua Chen
Title: Chief Executive Officer